RESVERLOGIX

www.resverlogix.com

RECEIVED
2006 OCT -5 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Courier

06017366

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

October 3, 2006

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between September 1, 2006 through October 2, 2006.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:

Kelly McNeill
Chief Financial Officer

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Enclosures

10/5

RESVERLOGIX

www.resverlogix.com

35003

RECEIVED

2006 OCT -5 P 12: 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. Announces First Administration in Man Trial

CALGARY, AB, September 11, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce today that it has chosen lead molecules for first administration in man studies. The pharmacokinetic results of the molecule(s) in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the core protein in the good cholesterol (HDL). Administration of low doses, so called microdosing, is a highly attractive technique for pharmaceutical companies which can improve predictability, efficiency and expedience of subsequent human trials.

"Choosing our lead molecules for the first administration in man studies represents a major scientific step in our exciting path of development for our NexVas™ PR program", stated Don McCaffrey President and CEO of Resverlogix. "We expect that by as early as Q1 2007 the study will have shown that the successful results from our animal models are representative for humans helping us to predict the ApoA-I raising properties in humans. First administration into man has always been stated as a key milestone and our unique business model focuses on creating expedited value early in a product's life cycle. By providing consistent animal proof of concept data and early human data we have been able to further our business discussions making NexVas™ a highly attractive project for early partnership with a leading global pharmaceutical company," added McCaffrey.

"Microdosing using sub-pharmacological doses is based on sensitive AMS (accelerator mass spectrometry) analysis and has proven to be a useful tool for clinical development. The first administration in man will take the development to the next level by delineating similarities and differences between animal study results and the behavior of the molecules in man", stated Dr. Jan Johansson Senior Vice President Clinical Affairs at Resverlogix.

About Resverlogix

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-β Shield™, a program that aims to address the unmet medical need of grievous diseases, such as cancer and fibrosis, with a TGF- β inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

35005

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

www.resverlogix.com

3500 3

RESVERLOGIX

RECEIVED
2006 OCT -5 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. Announces First Administration in Man Trial

CALGARY, AB, September 11, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce today that it has chosen lead molecules for first administration in man studies. The pharmacokinetic results of the molecule(s) in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the core protein in the good cholesterol (HDL). Administration of low doses, so called microdosing, is a highly attractive technique for pharmaceutical companies which can improve predictability, efficiency and expedience of subsequent human trials.

"Choosing our lead molecules for the first administration in man studies represents a major scientific step in our exciting path of development for our NexVas™ PR program", stated Don McCaffrey President and CEO of Resverlogix. "We expect that by as early as Q1 2007 the study will have shown that the successful results from our animal models are representative for humans helping us to predict the ApoA-I raising properties in humans. First administration into man has always been stated as a key milestone and our unique business model focuses on creating expedited value early in a product's life cycle. By providing consistent animal proof of concept data and early human data we have been able to further our business discussions making NexVas™ a highly attractive project for early partnership with a leading global pharmaceutical company," added McCaffrey.

"Microdosing using sub-pharmacological doses is based on sensitive AMS (accelerator mass spectrometry) analysis and has proven to be a useful tool for clinical development. The first administration in man will take the development to the next level by delineating similarities and differences between animal study results and the behavior of the molecules in man", stated Dr. Jan Johansson Senior Vice President Clinical Affairs at Resverlogix.

About Resverlogix

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-β Shield™, a program that aims to address the unmet medical need of grievous diseases, such as cancer and fibrosis, with a TGF- β inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

35003

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX

First Quarter
Ended July 31, 2006

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

35003

September 12, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") July 31st, 2006 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company continued its Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive partnership regarding its NexVas™ PR ApoA-1 technology in cardiovascular disease (CVD). Resverlogix continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements.

The Company is encouraged by the scientific development of NexVas™ technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection and optimization for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of its lead technology NexVas™ in CVD.

In May 2006, Resverlogix announced the expansion of its research and development program for its lead technology NexVas™ into stroke. The objective of this expansion is to address the crippling disease of stroke and to fully develop the commercial opportunity for the Company's current product pipeline in ApoAI enhancement therapies.

In May 2006, the Company announced that Dr. George Adams had joined its Scientific Advisory Board. Dr. Adams is a leading authority in drug-eluting technology and his knowledge will provide expertise for the development of the Company's drug-eluting technology, ReVas™. Dr. Adams, an expert in thrombosis and vascular biology, has partnered with Baxter Healthcare, World Heart, Dupont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices.

In May 2006, Resverlogix appointed Kelly McNeill as Chief Financial Officer. Mr. McNeill will help lead the Company's financial reporting and regulatory filing requirements, as well as management of corporate tax filings and tax planning strategies. Mr. McNeill is a chartered accountant with 10 years experience in senior management positions.

In June 2006, the Company appointed Theresa Kennedy as Vice President Corporate Communications. Mrs. Kennedy will provide strategic leadership and insight for the Company's communication activities. Mrs. Kennedy has more than 14 years of biotechnology experience, with her most recent role as Vice President of North American Life Sciences at Hill & Knowlton Canada.

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to US$291,000,000 in combined payments.

Following is the event that occurred subsequent to the Company's first quarter ended, July 31, 2006:

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than our positive control. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD while presenting multiple commercial opportunities.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. In the three months ended July 2006, the Company acquired 45,300 of its common shares pursuant to the Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. All common shares repurchased by the Company were cancelled.

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. Pursuant to the Normal Course Issuer Bid, as of September 12, 2006, the Company has acquired 67,300 of its common shares at an average price of $5.98 per share. The total cost of this program including commissions is $406,598. All common shares repurchased by the Company were cancelled.

In the three months ended July 2006, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended July 31, 2006 of $1,996,432, or $0.08 per share. The net loss for the three months ended July 31, 2005 was $1,372,511 or $0.06 per share. For the three months ended July 31, 2006, $281,574 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $196,362 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The

average monthly "burn rate", revenues and expenditures excluding non-cash items, for the three months was $547,000 as compared to $372,000 for the same period in the prior year. The planned increase in expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $56,967 for the three months ended July 31, 2006, as compared to $73,050 for the three months ended July 31, 2005. A short term investment was sold during the first quarter for a net gain of $514.

Research and Development

For the three months ended July 31, 2006, research and development expenditures totaled $1,200,719. For the three months ended July 31, 2005, research and development expenditures totaled $774,234 with a recovery of $5,204 for government grants through the National Research Council's IRAP program. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned research experts were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the next year when third-party IND costs will be incurred.

General and Administrative

For the three months ended July 31, 2006, general and administrative expenditures totaled $497,242, compared to $420,364 for the three months ended July 31, 2005. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits, consulting fees and recruitment costs for $233,953. The Company also incurred $68,634 for shareholder and investor relations expenses, and $55,998 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended			
	July 31 2006	**April 30 2006**	**Jan. 31 2006**	**Oct. 31 2005**
Revenue	$57,481	$62,533	$69,609	$67,074
Net loss	($1,996,432)	($2,183,169)	($1,484,679)	($2,093,320)
Net loss per share (basic and fully diluted)	($0.08)	($0.09)	($0.06)	($0.09)

	For the three month period ended			
	July 31 2005	April 30 2005	Jan. 31 2005	Oct. 31 2004
Revenue	$73,050	$113,802	$61,591	$32,329
Net loss	($1,372,511)	($1,197,622)	($1,138,161)	($657,488)
Net loss per share (basic and fully diluted)	($0.06)	($0.05)	($0.05)	($0.04)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established Revas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at July 31, 2006, cash and near cash investments totaled $5,607,218 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2006, the Company had working capital of $5,286,639 compared to $7,294,539 at April 30, 2006. Management intends to carry out financing in this fiscal year to continue to operate with the assumption of no revenues.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at July 31, 2006:

Contractual Obligations	2007	2008	2009	2010
Research contracts	$3,015,000	$1,620,000	$135,000	
Operating leases	$173,860	$158,006	$66,036	$11,006

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $286,734 and have been appropriately accrued in the financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 12, 2006)

Authorized and Issued Share Capital

There were 24,083,931 common shares issued and outstanding for a total of $20,404,242 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	60,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	375,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options (1)	400,000	$7.60	2/28/13
Options (1)	197,500	$7.25	3/7/11
Options (1)	105,000	$6.80	6/8/10
Options (1)	130,000	$6.44	6/28/10
Total	3,091,200	$1.16 to $7.60	

Notes:

1) The option grant is subject to availability under the Stock Option Plan, and upon vesting may require shareholder approval.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated September 12, 2006.

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	July 31, 2006	April 30, 2006
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,439,284	$ 3,059,166
Short term investments	4,167,934	4,636,463
Prepaid expenses and deposits	317,602	246,343
	5,924,820	7,941,972
Property and equipment (note 3)	859,453	769,076
Intellectual property and patents (note 4)	421,187	296,506
	$ 7,205,460	$ 9,007,554
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 638,181	$ 647,433
Shareholders' equity: (note 5)		
Common shares	20,559,500	20,313,242
Contributed surplus	2,628,647	2,347,073
Warrants	–	83,520
Deficit	(16,620,868)	(14,383,714)
	6,567,279	8,360,121
Nature of operations (note 1)		
Commitments (note 6)		
Subsequent event (note 8)		
	$ 7,205,460	$ 9,007,554

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended July 31, 2006	Three months ended July 31, 2005
	(unaudited)	
Revenue:		
Interest income	$ 56,967	$ 73,050
Gain on sale of short term investments	514	–
	57,481	73,050
Expenses:		
Research and development	1,200,719	774,234
Research and development cost recoveries	–	(5,204)
General and administrative	497,242	420,364
Stock-based compensation	281,574	196,362
Depreciation and amortization	65,694	46,263
Foreign exchange loss	8,684	13,542
	2,053,913	1,445,561
Loss for the period	1,996,432	1,372,511
Deficit, beginning of period	14,383,714	6,631,806
Share repurchase (note 5)	240,722	463,089
Deficit, end of period	$16,620,868	$ 8,467,406
Loss per common share – basic and diluted	$ 0.08	$ 0.06
Weighted average number of common shares	24,166,331	23,421,587

See accompanying notes to the consolidated interim financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended July 31, 2006	2005
	(unaudited)	
Cash provided by (used in):		
Operations:		
Loss for the period	$(1,996,432)	$(1,372,511)
Items not involving cash:		
Stock-based compensation	281,574	196,362
Depreciation and amortization	65,694	46,263
Gain on sale of short term investments	(514)	–
	(1,649,678)	(1,129,886)
Changes in non-cash working capital:		
Accounts receivable	–	58,068
Prepaid expenses and deposits	(71,259)	(12,186)
Accounts payable and accrued liabilities	(9,252)	25,377
	(1,730,189)	(1,058,627)
Financing:		
Proceeds from exercise of options and warrants	206,226	481,399
Share repurchase (note 5)	(284,210)	(546,879)
Equipment leases	–	(7,938)
	(77,984)	(73,418)
Investing:		
Short term investments	469,043	676,021
Property and equipment additions	(149,386)	(221,481)
Patent additions	(131,366)	(4,476)
	188,291	450,064
Increase (decrease) in cash and cash equivalents	(1,619,882)	(681,981)
Cash and cash equivalents, beginning of period	3,059,166	8,424,837
Cash and cash equivalents, end of period	$ 1,439,284	$ 7,742,856

See accompanying notes to the interim consolidated financial statements.

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2006. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2006.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™:

The Company's lead technology NexVas™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) ReVas™:

This technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	Three months ended July 31,		Cumulative since inception
	2006	2005	
NexVas	$1,156,154	$ 726,436	$6,476,180
ReVas	–	–	106,617
TGF-β Shield	44,565	47,798	534,970
	$1,200,719	$ 774,234	$7,117,767

1. Nature of operations continued:

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At July 31, 2006, the Company has $5.3 million of working capital including $5.6 million of cash and marketable securities. Management intends to carry out financing in this fiscal year to ensure it has sufficient working capital to fund its development and corporate operations beyond July 31, 2007.

2. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

July 31, 2006	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 914,090	$ 321,826	$ 592,264
Office furniture and equipment	51,750	26,856	24,894
Computer equipment	145,340	77,376	67,964
Computer software	74,073	27,212	46,861
Leasehold improvements	264,077	136,607	127,470
	$ 1,449,330	$ 589,877	$ 859,453

April 30, 2006			
Laboratory equipment	$ 813,325	$ 293,319	$ 520,006
Office furniture and equipment	48,581	24,589	23,992
Computer equipment	123,966	69,832	54,134
Computer software	66,900	22,389	44,511
Leasehold improvements	247,172	120,739	126,433
	$ 1,299,944	$ 530,868	$ 769,076

4. Intellectual property and patents:

July 31, 2006	Cost	Accumulated amortization	Net book value
Acquired property (NexVas)	$ 818	$ 102	$ 716
Patents	451,755	31,284	420,471
	$ 452,573	$ 31,386	$ 421,187

April 30, 2006			
Acquired property (NexVas)	$ 818	$ 91	$ 727
Patents	320,389	24,610	295,779
	$ 321,207	$ 24,701	$ 296,506

5. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2005	23,242,614	$17,619,707
Issued on exercise of warrants	302,975	698,260
Issued on exercise of stock options	700,300	1,240,517
Transfer from warrants on exercise of warrants		436,937
Transfer from contributed surplus on exercise of options		594,201
Shares repurchased and cancelled	(118,100)	(107,290)
Share issue costs		(169,090)
Balance, April 30, 2006	24,127,789	20,313,242
Issued on exercise of warrants	68,742	206,226
Transfer from warrants on exercise of warrants		83,520
Shares repurchased and cancelled	(45,300)	(43,488)
Balance, July 31, 2006	24,151,231	$20,559,500

5. **Share capital (continued):**

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. In the three months ended July 31, 2006, the Company acquired 45,300 of its common shares pursuant to the Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options fully vest over two to three years and have a two to five year term.

	July 31, 2006		April 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,896,200	$ 4.05	2,314,000	$ 1.82
Granted at less than market price	–	–	957,500	6.47
Granted at greater than or equal to market price	235,000	6.60	400,000	7.60
Exercised	–	–	(700,300)	1.77
Expired	(40,000)	7.25	(75,000)	6.19
Outstanding at end of period	3,091,200	$ 4.20	2,896,200	$ 4.05
Weighted average remaining contractual life	3.0 years		3.2 years	

5. **Share capital (continued):**

(c) Stock options (continued):

The weighted average fair value of the options granted during the three months ending July 31, 2006 was $3.19 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	4 years
Expected volatility	58%

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2005	371,717	$ 351,367	$ 2.43
Exercised during period	(302,975)	(267,847)	3.00
Outstanding, April 30, 2006	68,742	83,520	3.00
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, July 31, 2006	–	$ –	$ –

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2005	$ 1,028,321
Options exercised	(594,201)
Fair value of options granted	1,912,953
Balance, April 30, 2006	2,347,073
Fair value of options granted	281,574
Balance, July 31, 2006	$ 2,628,647

5. Share capital (continued):

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

6. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $286,734 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $4,770,000 for completion of the studies. Payments are as follows:

2007	$ 3,015,000
2008	1,620,000
2009	135,000

As at July 31, 2006, the Company was committed to operating lease payments for office and laboratory premises as follows:

2007	$ 173,860
2008	158,006
2009	66,036
2010	11,006

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus, up to a maximum of $5 million, is subject to final approval by the Board of Directors.

7. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at July 31, 2006 was approximately $4.2 million (April 30, 2006 - $4.7 million).

8. Subsequent event:

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. Pursuant to the Normal Course Issuer Bid, the Company has acquired 67,300 of its common shares at an average price of $5.98 per share. The total cost of this program including commissions is $406,598. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***KELLY McNEILL, CHIEF FINANCIAL OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JULY 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 12, 2006

(signed) *"Kelly McNeill"*
Kelly McNeill
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JULY 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 12, 2006

(signed) *"Donald J. McCaffrey"*
Donald J. McCaffrey
President & Chief Executive Officer

RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended July 31, 2006

September 12, 2006

September 12, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") July 31st, 2006 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company continued its Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive partnership regarding its NexVas™ PR ApoA-1 technology in cardiovascular disease (CVD). Resverlogix continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements.

The Company is encouraged by the scientific development of NexVas™ technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection and optimization for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of its lead technology NexVas™ in CVD.

In May 2006, Resverlogix announced the expansion of its research and development program for its lead technology NexVas™ into stroke. The objective of this expansion is to address the crippling disease of stroke and to fully develop the commercial opportunity for the Company's current product pipeline in ApoAI enhancement therapies.

In May 2006, the Company announced that Dr. George Adams had joined its Scientific Advisory Board. Dr. Adams is a leading authority in drug-eluting technology and his knowledge will provide expertise for the development of the Company's drug-eluting technology, ReVas™. Dr. Adams, an expert in thrombosis and vascular biology, has partnered with Baxter Healthcare, World Heart, Dupont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices.

In May 2006, Resverlogix appointed Kelly McNeill as Chief Financial Officer. Mr. McNeill will help lead the Company's financial reporting and regulatory filing requirements, as well as management of corporate tax filings and tax planning strategies. Mr. McNeill is a chartered accountant with 10 years experience in senior management positions.

In June 2006, the Company appointed Theresa Kennedy as Vice President Corporate Communications. Mrs. Kennedy will provide strategic leadership and insight for the Company's communication activities. Mrs. Kennedy has more than 14 years of biotechnology experience, with her most recent role as Vice President of North American Life Sciences at Hill & Knowlton Canada.

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to US$291,000,000 in combined payments.

Following is the event that occurred subsequent to the Company's first quarter ended, July 31, 2006:

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than our positive control. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD while presenting multiple commercial opportunities.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. In the three months ended July 2006, the Company acquired 45,300 of its common shares pursuant to the Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. All common shares repurchased by the Company were cancelled.

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. Pursuant to the Normal Course Issuer Bid, as of September 12, 2006, the Company has acquired 67,300 of its common shares at an average price of $5.98 per share. The total cost of this program including commissions is $406,598. All common shares repurchased by the Company were cancelled.

In the three months ended July 2006, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended July 31, 2006 of $1,996,432, or $0.08 per share. The net loss for the three months ended July 31, 2005 was $1,372,511 or $0.06 per share. For the three months ended July 31, 2006, $281,574 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $196,362 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The

average monthly "burn rate", revenues and expenditures excluding non-cash items, for the three months was $547,000 as compared to $372,000 for the same period in the prior year. The planned increase in expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $56,967 for the three months ended July 31, 2006, as compared to $73,050 for the three months ended July 31, 2005. A short term investment was sold during the first quarter for a net gain of $514.

Research and Development

For the three months ended July 31, 2006, research and development expenditures totaled $1,200,719. For the three months ended July 31, 2005, research and development expenditures totaled $774,234 with a recovery of $5,204 for government grants through the National Research Council's IRAP program. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned research experts were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the next year when third-party IND costs will be incurred.

General and Administrative

For the three months ended July 31, 2006, general and administrative expenditures totaled $497,242, compared to $420,364 for the three months ended July 31, 2005. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits, consulting fees and recruitment costs for $233,953. The Company also incurred $68,634 for shareholder and investor relations expenses, and $55,998 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended			
	July 31 2006	**April 30 2006**	**Jan. 31 2006**	**Oct. 31 2005**
Revenue	$57,481	$62,533	$69,609	$67,074
Net loss	($1,996,432)	($2,183,169)	($1,484,679)	($2,093,320)
Net loss per share (basic and fully diluted)	($0.08)	($0.09)	($0.06)	($0.09)

	For the three month period ended July 31 2005	April 30 2005	Jan. 31 2005	Oct. 31 2004
Revenue	$73,050	$113,802	$61,591	$32,329
Net loss	($1,372,511)	($1,197,622)	($1,138,161)	($657,488)
Net loss per share (basic and fully diluted)	($0.06)	($0.05)	($0.05)	($0.04)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established Revas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at July 31, 2006, cash and near cash investments totaled $5,607,218 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2006, the Company had working capital of $5,286,639 compared to $7,294,539 at April 30, 2006. Management intends to carry out financing in this fiscal year to continue to operate with the assumption of no revenues.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at July 31, 2006:

Contractual Obligations	2007	2008	2009	2010
Research contracts	$3,015,000	$1,620,000	$135,000	
Operating leases	$173,860	$158,006	$66,036	$11,006

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $286,734 and have been appropriately accrued in the financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 12, 2006)

<u>Authorized and Issued Share Capital</u>

There were 24,083,931 common shares issued and outstanding for a total of $20,404,242 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	60,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	375,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options (1)	400,000	$7.60	2/28/13
Options (1)	197,500	$7.25	3/7/11
Options (1)	105,000	$6.80	6/8/10
Options (1)	130,000	$6.44	6/28/10
Total	3,091,200	$1.16 to $7.60	

Note:

1) The option grant is subject to availability under the Stock Option Plan, and upon vesting may require shareholder approval.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Corp. First Lead RVX-208 Raises ApoA-I up to 180%

CALGARY, AB, September 28, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce today that its first lead candidate RVX-208 has illustrated the ability to raise ApoA-I levels in animals up to 180% over controls. It is estimated that a larger than 8% permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. The Company has previously announced that it will commence first administration in microdosing human trials, early in 2007.

"RVX-208 possesses significant higher potency relative to earlier compounds from our drug discovery program. This is a further demonstration of the exciting progress in our NexVas™ PR program," stated Don McCaffrey President and CEO of Resverlogix. "We have witnessed some major breakthroughs over the past year towards more potent and efficacious compounds. Dr. Gregory Wagner, Senior Vice President Preclinical Development, and our entire R&D team has diligently and successfully identified an optimized lead compound," McCaffrey added.

In 2003, Esperion Therapeutics shook the medical world with its novel Recombinant ApoA-I Milano protein technology. Their clinical trial that involved 47 patients clearly illustrated that coronary atherosclerotic plaque could be reversed over five weeks by enhancing ApoA-I levels by about 10%.

"The potency of RVX-208 in animals is very encouraging and the planned first administration in man trial should position us well for rapid development of NexVas PR technology . The increase of ApoA-I by RVX-208 seen in animals should translate to humans, having the potential to radically treat human atherosclerosis disease," stated Dr. Jan Johansson Senior Vice President Clinical Affairs. "During my 25 years in this medical area I have never been more excited. Esperion results represented an important milestone for ApoA-I technology by using intravenous infusions in the acute treatment setting. With RVX-208 being a small molecule drug for chronic treatment we anticipate ApoA-I levels to permanently increased thereby possibly radically treating atherosclerosis disease as myocardial infarcts, angina pectoris and stroke" Dr. Johansson added further.

About Resverlogix Corp.

Resverlogix is a leading biotechnology research company that is driven to develop novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to continue its focus of leading research, development and commercialization of novel therapeutics that address the risk of CVD. Through its research efforts the Company has expanded its CVD research programs to three, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR) is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. ReVas™ is the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered this program with world leading medical technology company Medtronic. The company's secondary research focus program is TGF-β Shield™, a dual focused program that aims to address the unmet medical need of grievous proliferative diseases, such as cancer and fibrosis, with a TGF- β inhibitor. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and

sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX CORP.

NOTICE OF ANNUAL & SPECIAL MEETING TO BE HELD ON OCTOBER 27, 2006

To Holders of Common Shares:

TAKE NOTICE that an Annual & Special Meeting (the "**Meeting**") of the shareholders of Resverlogix Corp. (the "**Corporation**") will be held on Friday, October 27, 2006 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta at 9:30 a.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the year ended April 30, 2006 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at five (5);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to approve, with or without modification, the ordinary resolution amending the stock option plan of the Corporation;

6. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 445,000 stock options of the Corporation to directors;

7. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 647,500 stock options of the Corporation to certain employees and consultants;

8. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 475,000 stock options of the Corporation to certain officers; and

9. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Friday, September 22, 2006 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 9:30 a.m., Calgary time, on Wednesday, October 25, 2006, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the

Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 22nd day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

RESVERLOGIX

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, OCTOBER 27, 2006

NOTICE OF MEETING AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RESVERLOGIX CORP. OF PROXIES TO BE VOTED AT THE ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF RESVERLOGIX CORP. TO BE HELD ON FRIDAY, OCTOBER 27, 2006.

TO BE HELD AT:
Alastair Ross Technology Centre
Board Rooms #2 and #3
140, 3553 – 31st Street NW
Calgary, Alberta

At 9:30 a.m. (Calgary Time)

Dated: September 22, 2006

RESVERLOGIX CORP.

NOTICE OF ANNUAL & SPECIAL MEETING TO BE HELD ON OCTOBER 27, 2006

To Holders of Common Shares:

TAKE NOTICE that an Annual & Special Meeting (the "**Meeting**") of the shareholders of Resverlogix Corp. (the "**Corporation**") will be held on Friday, October 27, 2006 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta at 9:30 a.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the year ended April 30, 2006 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at five (5);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to approve, with or without modification, the ordinary resolution amending the stock option plan of the Corporation;

6. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 445,000 stock options of the Corporation to directors;

7. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 647,500 stock options of the Corporation to certain employees and consultants;

8. to consider, and if thought fit, approve, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 475,000 stock options of the Corporation to certain officers; and

9. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Friday, September 22, 2006 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 9:30 a.m., Calgary time, on Wednesday, October 25, 2006, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

35003

DATED at Calgary, Alberta, this 22nd day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

RESVERLOGIX CORP.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders to be held on Friday, October 27, 2006

PROXIES

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Resverlogix Corp. (the "**Corporation**") for use at the Annual and Special Meeting of the holders (the "**Shareholders**") of common shares (the "**Common Shares**") of the Corporation to be held on Friday, October 27, 2006, at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553- 31st Street NW, Calgary, Alberta, at 9:30 a.m. (Calgary time) and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the accompanying Notice of Meeting. Only Shareholders of record at the close of business on September 22, 2006 (the "**Record Date**") are entitled to notice of, and to attend and vote at, the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder establishes ownership to the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Shareholders.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically mails a scannable "voting instruction form" in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly

at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read "Appointment and Revocation of Proxies" below.

Appointment and Revocation of Proxies

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A form of proxy or voting instruction form (each referred to as a "**Form of Proxy**") accompanies the Notice of Meeting and this Management Information Circular. **The persons named in the Form of Proxy are officers of the Corporation. A person or corporation submitting the form of proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose**. A Shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and should instruct him or her as to how the Shareholder's Common Shares are to be voted. If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. In any case, the Form of Proxy should be dated and executed by the Shareholder or his attorney duly authorized in writing. In order to be effective, the proxy must be deposited at the office of the Corporation's transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office at 751, 815 - 8th Avenue SW, Calgary, Alberta, T2P 3P2, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Management Information Circular and the solicitation of proxies will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated therefor.

Exercise of Discretion by Proxies

The Common Shares represented by proxies in favour of management nominees will be voted on any poll at the Meeting and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted in accordance with the specification so made.

In the absence of such specification, such Common Shares will be voted IN FAVOUR of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting or any other matters are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Quorum

The by-laws of the Corporation provide that a quorum of Shareholders is present at a meeting of shareholders of the Corporation if at least two persons are present in person or by proxy representing not less than five percent (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the effective date of this Management Information Circular (the "**Effective Date**"), which is September 22, 2006, the Corporation has 24,083,931 Common Shares without nominal or par value outstanding. As at the Effective Date, the Corporation has nil Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on September 22, 2006 (the "**Record Date**") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Corporation, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation except for the following:

Beneficial Owner(s)	Common Shares held as at September 22, 2006	Percentage of Outstanding Common Shares
Donald J. McCaffrey Calgary, Alberta	3,633,281	15.1%
Dr. Norman Wong Calgary, Alberta	4,040,881	16.8%

MATTERS TO BE ACTED UPON AT THE MEETING

1. Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended April 30, 2006, together with the auditors' report on those financial statements, have been mailed to Shareholders together with this Management Information Circular. These financial statements are also available on the internet on the Corporation's SEDAR profile at www.sedar.com.

2. Election of Directors

At the Meeting, Shareholders will be asked to elect five directors to serve until the next annual general meeting, or until their respective successors have been elected or appointed. **Unless otherwise directed, the Common Shares of the Corporation represented by proxy in favour of management nominees will be voted FOR the election of nominees herein listed.**

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The directors of the Corporation are nominated by Shareholders of the Corporation at each annual meeting of shareholders. All directors serve until the next annual meeting or until a successor is elected or appointed, unless his position is earlier vacated. The board of directors currently consists of seven directors. The name, residence, date of appointment, principal occupation and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the five nominees as directors of the Corporation is set forth below.

Name and Residence	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled or Directed as at September 22, 2006 (1)(2)
Donald J. McCaffrey (5) Calgary, Alberta	April 25, 2003	President, CEO and Secretary of the Corporation.	3,633,281 (15.1%)
Dr. William A. Cochrane (3)(4) Calgary, Alberta	April 25, 2003	President and director, W.A. Cochrane & Associates Inc., a private consulting firm.	96,300 (6) (<1%)
Dr. Donald Rix (4)(5) Vancouver, British Columbia	April 25, 2003	Chairman, MDS Metro Laboratory Services, a subsidiary of MDS Inc.	105,000 (7) (<1%)
Wayne Chiu (3)(4) Calgary, Alberta	April 25, 2003	Founder, CEO, President and director, of Trico Developments Corporation, an Alberta-based private development corporation.	1,925,885 8.0%)
Whitney O. Ward (3)(5) Beaver Creek, Colorado	April 25, 2003	Chairman, Resort Ventures West, Inc., a real estate development company headquartered in Colorado.	312,275 (1.3%)

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, is based upon the information furnished to the Corporation by the above individuals.
(2) Assumes a total of 24,083,931 Common Shares issued and outstanding as at the Effective Date.
(3) Directors who are currently members of the Corporation's Audit and Finance Committee.
(4) Directors who are currently members of the Corporation's Compensation Committee.
(5) Directors who are currently members of the Corporation's Governance Committee.
(6) Shares held in the name of W. A. Cochrane & Associates Inc., a corporation wholly owned by Dr. Cochrane.
(7) Shares held in the name of Donald B. Rix Professional Medical Corp., a corporation owned by Dr. Rix.

Cease Trade Orders or Bankruptcies

No proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

3. **Appointment of Auditors**

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed as auditors of the Corporation on April 9, 2003. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP, Chartered Accountants, as the independent auditors of the Corporation to hold office until the next annual general meeting of the Shareholders and to authorize the board of directors to fix the auditors' remuneration. Certain information regarding the Corporation's audit committee, including the fees billed by the Corporation's external auditors in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 - *Audit Committees* is contained in the Corporation's annual information form for the year ended April 30, 2006 under the heading "Form 52-110F1 Audit Committees ", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

> **Unless otherwise directed, the Common Shares represented by proxies in favour of the Management Designees will be voted FOR of the appointment of the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as such.**

4. **Approval of the Corporation's Stock Option Plan**

Pursuant to the Section 613 of the Company Manual of the TSX, the stock option plan of the Corporation must be approved and ratified by the Corporation's Shareholders at least every three years. In addition, pursuant to Staff Notice #2006-0001 of the TSX Staff, the Corporation must obtain, prior to July 1, 2007, Shareholder ratification of the amending procedures of a stock option plan in order for such amending procedures to be effective. Accordingly, the Corporation is seeking approval and ratification of its stock option plan, as amended (the "**Proposed Plan**"), from Shareholders. A summary of the Proposed Plan for which the Corporation is seeking approval is set forth below and a full copy of the Proposed Plan is attached hereto as Appendix A. The Proposed Plan incorporates various amendments to the Corporation's existing stock option plan (the "**Existing Plan**") in order to comply with all aspects of Section 613 and Staff Notice #2006-0001. The general terms of the Proposed Plan, which has been conditionally approved by the TSX, are as follows.

Under the Proposed Plan the board of directors may, from time to time, grant options to purchase Common Shares to directors, officers, employees, consultants and other eligible service providers of the Corporation and its subsidiaries and affiliates, if any. The Proposed Plan is a "10% rolling plan" in that it continuously provides for the reservation of a number of Common Shares under the plan equal to 10% of the Corporation's issued and outstanding Common Shares on an undiluted basis. Thus, the maximum number of Common Shares that may be reserved under the Proposed Plan will, from time to time, vary

proportionately to the issued and outstanding share capital of the Corporation. Further, provisions have been added to the Proposed Plan vis-à-vis the Existing Plan to make it a "reloading plan", meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock options under the Proposed Plan.

Restrictions on the participation of Insiders have been added to the Proposed Plan, such that the aggregate number of Common Shares issuable under the plan, combined with all Common Shares issuable under all other security based compensation arrangements, to insiders cannot exceed 10% of the issued and outstanding Common Shares at any time; and the number of Common Shares issued to insiders in aggregate, within any one-year period under the Proposed Plan and any other securities based compensation arrangement cannot exceed 10% of the issued and outstanding Common Shares. The number Common Shares issuable under stock options granted to any eligible individual, within any one year period, under the Proposed Plan and any other securities based compensation arrangement, cannot exceed 5% of the issued and outstanding Common Shares of the Corporation, with the exception of a consultant, who may not receive options exercisable into a number of Common Shares in excess of 2% of the issued and outstanding Common Shares at the time of grant.

The exercise price of the Common Shares subject to each option shall be determined by the board of directors of the Corporation at the time the option is granted. In no event shall such exercise price be lower than the 5 day weighted average trading price of the Common Shares on the TSX.

Subject to earlier termination as described below, each option and all rights thereunder granted pursuant to the Proposed Plan shall expire on the date determined by the board of directors, provided that the duration of an option shall not exceed 10 years. The Proposed Plan also incorporates a new provision such that where the option would otherwise expire during, or within 10 days following the last day of, a trading black out period implemented by the Corporation, the expiry date for such option will then become the 10th day following such black-out period.

Subject to any vesting restrictions imposed by the TSX, the board of directors of the Corporation may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restrictions shall exist.

Vested options may be exercised no later than 30 days following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation, provided that if the cessation of office, directorship, employment or consulting arrangement is by reason of death, vested options may be exercised by the successors of the deceased within a maximum period of one year following such death, subject to the expiry date of such option. Options may be transferred to certain permitted assigns of the optionee, including the optionee's spouse, an administrator acting on behalf or for the benefit of the optionee or his/her spouse, a holding entity of the optionee or his/her spouse and a RRSP or RRIF of the optionee or his/her spouse.

Terms of the Proposed Plan may be amended by the board of directors without approval of Shareholders as follows:

(a) The board of directors may, at any time and from time to time, suspend or terminate the Proposed Plan or amend any of its provisions, provided that no such suspension, termination or amendment may be made without:

    (i) obtaining any required approval of any regulatory authority or stock exchange; and

    (ii) obtaining the consent or deemed consent of the relevant optionholder in the event that such amendment materially prejudices the rights of any optionholder under any option previously granted to the optionholder.

(b) Without limiting the generality of paragraph (a) above, the board of directors may, without approval of Shareholders, make amendments to the Proposed Plan for any of the following purposes:

(i) changing the eligibility for and limitations on participation in the Proposed Plan;

(ii) changing the terms on which options may be granted and exercised including, without limitation, the provisions relating to exercise price, vesting, expiry, assignment and the adjustments to be made pursuant to certain events, as further described in the Proposed Plan;

(iii) making any addition to or deletion or alteration of the provisions of the Proposed Plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange or that are reasonably necessary to allow optionholders to receive fair and favourable tax treatment under relevant tax legislation;

(iv) correcting or rectifying any ambiguity, defective provision, error or omission in the Proposed Plan; and

(v) changing the provisions relating to the administration of the Proposed Plan; provided that if any such amendment would lead to a significant or unreasonable dilution of the outstanding Common Shares or provide additional material benefits to insiders, approval of the holders of the outstanding Common Shares must be obtained.

The board's discretion and authority to amend the Proposed Plan is wide in scope and the foregoing paragraph (i)-(v) are merely non-exhaustive examples of situations in which the board of directors may amend the Proposed Plan.

(c) Under the Proposed Plan, the board of directors may, at any time and from time to time, without the approval of Shareholders, amend any term of any outstanding option (including, without limitation, the exercise price, vesting and expiry date of the option), provided that:

(i) any required approval of any regulatory authority or stock exchange is obtained;

(ii) the board of directors would have had the authority to initially grant the option under the terms as so amended; and

(iii) the consent or deemed consent of the optionholder is obtained if the amendment would materially prejudice the rights of the optionholder under the option.

Notwithstanding the foregoing, approval of Shareholders must be obtained for an amendment to the Proposed Plan that would increase the maximum number of Common Shares issuable under the plan, and disinterested Shareholder approval must be obtained for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

There are currently 24,083,931 issued and outstanding Common Shares in the capital of the Corporation. Therefore, at the time of implementation of the Proposed Plan a maximum of 2,408,393 Common Shares may be reserved and allocated under the Proposed Plan. This number will increase if and as the issued and outstanding share capital of the Corporation increases. There are currently outstanding stock options for 3,091,200 Common Shares, of which stock options for approximately 1,567,500 Common Shares were issued beyond what the Corporation is eligible to reserve under the Existing Plan. Pursuant to the rules of the TSX, the issuance of these stock options must be ratified by Shareholders and the Corporation is seeking such ratification at the Meeting. The remaining balance of

1,523,700 Common Shares currently allocated for issuance will be reserved under and subject to the Proposed Plan, leaving room for 884,693 Common Shares to be reserved for future allocations.

The Proposed Plan must be approved by a majority vote of the Shareholders. **Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of this ordinary resolution.**

The text of the ordinary resolution to be considered at the Meeting will substantially be as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. **the proposed stock option plan of the Corporation substantially in the form attached as Appendix A to the Management Information Circular of the Corporation prepared for the purpose of the Meeting be and is hereby approved, ratified and confirmed;**

2. **the allocation by the directors of stock options for all unallocated Common Shares reserved or to be reserved under the Plan be and is hereby approved, ratified and confirmed;**

3. **this resolution shall be effective until three years from the date of approval hereof, unless earlier amended or revoked by shareholders of the Corporation;**

4. **this ordinary resolution may be revoked by the directors of the Corporation in their discretion by resolution without further approval, ratification or confirmation by the shareholders at any time and, in such case, the directors of the Corporation are hereby authorized to not implement the Proposed Plan without further approval, ratification or confirmation by the shareholders of the Corporation, and in such case, this ordinary resolution shall be deemed to have been rescinded; and**

5. **any one (or more) director or officer of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other writings as may be required to give effect to this resolution."**

6. **Approval of Previous Grants of Stock Options**

The Existing Plan was previously adopted by the Corporation and approved by Shareholders while the Corporation was listed on the TSX Venture Exchange. At that time, the Existing Plan was considered and utilized by the Corporation as a "reloading 10% rolling plan". However, under Section 613 of the TSX Company Manual, the Existing Plan does not automatically "reload" when stock options are exercised. As a result, the number of Common Shares eligible for reservation under the Existing Plan continued to decrease as stock options issued under the Existing Plan were exercised. The Corporation was unaware of the different regulatory treatment of the Existing Plan and, consequently, the Corporation allocated more Common Shares under stock options than what was deemed to be available under the Existing Plan. issued stock options for Common Shares in excess of the number of available Common Shares under the Existing Plan. Accordingly, the Corporation is seeking ratification by Shareholders of the grant of certain stock options previously issued under the Corporation's Existing Plan, as follows.

A. Disinterested Approval of Grants to Directors

At the Meeting, disinterested Shareholders will be asked to consider and, if thought appropriate, approve and adopt an ordinary resolution ratifying the grant of stock options for an aggregate of 445,000 Common Shares to five directors of the Corporation, as follows:

Date of Grant	No. of Common Shares Reserved	Exercise Price per Share	Expiry Date
October 6, 2005	375,000	$6.25	October 6, 2010
March 7, 2006	70,000	$7.25	March 7, 2011

The grant of these options would have fit within the Existing Plan, and the Corporation believed that it did, had the Existing Plan had the appropriate language to make it a "reloading plan" within the requirements of Section 613 of the TSX Company Manual.

In order to approve this ordinary resolution, a majority of the votes cast at the Meeting by disinterested Shareholders must be voted in favour of the resolution. For the purposes of this resolution, disinterested Shareholders are all Shareholders other than the optionholders to whom these options were granted and any associates of these persons. **Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of this ordinary resolution.**

The complete text of the ordinary resolution to be considered at the Meeting for approval, confirmation and adoption, with or without modification, is substantially as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1. **the granting of the following stock options be and is hereby ratified and approved:**

Date of Grant	No. of Common Shares Reserved	Exercise Price per Share	Expiry Date
October 6, 2005	375,000	$6.25	October 6, 2010
March 7, 2006	70,000	$7.25	March 7, 2011

2. **any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution."**

B Disinterested Approval of Grants to Certain Employees & Consultants

At the Meeting, disinterested Shareholders will be asked to consider, and if thought appropriate, approve and adopt an ordinary resolution ratifying the grant of stock options for an aggregate of 647,500 Common Shares to certain employees and consultants of the Corporation, as follows:

Date of Grant	No. of Common Shares Reserved	Exercise Price per Share	Expiry Date
February 16, 2005	30,000	$4.50	February 16, 2009
April 8, 2005	50,000	$6.50	April 8, 2009
May 6, 2006	50,000	$7.00	May 6, 2010
June 27, 2005	25,000	$5.50	June 27, 2010
September 13, 2005	85,000	$6.00	September 13, 2010
September 13, 2005	60,000	$6.00	September 13, 2007
December 15, 2005	50,000	$6.00	December 15, 2010
March 7, 2006	167,500	$7.25	March 7, 2011
June 28, 2006	130,000	$6.44	June 28, 2010

Again, the grant of these options would have fit within the Existing Plan, and the Corporation believed that it did, had the Existing Plan had the appropriate language to make it a "reloading plan" within the requirements of Section 613 of the TSX Company Manual.

In order to approve this ordinary resolution, a majority of the votes cast at the Meeting by disinterested Shareholders must be voted in favour of the resolution. For the purposes of this resolution, disinterested Shareholders are all Shareholders other than the optionholders to whom these options were granted and any associates of these persons. **Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of this ordinary resolution.**

The complete text of the ordinary resolution to be considered at the Meeting for approval, confirmation and adoption, with or without modification, is substantially as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1. **the granting of the following stock options be and is hereby ratified and approved:**

Date of Grant	No. of Common Shares Reserved	Exercise Price per Share	Expiry Date
February 16, 2005	30,000	$4.50	February 16, 2009
April 8, 2005	50,000	$6.50	April 8, 2009
May 6, 2006	50,000	$7.00	May 6, 2010
June 27, 2005	25,000	$5.50	June 27, 2010
September 13, 2005	85,000	$6.00	September 13, 2010
September 13, 2005	60,000	$6.00	September 13, 2007
December 15, 2005	50,000	$6.00	December 15, 2010
March 7, 2006	167,500	$7.25	March 7, 2011
June 28, 2006	130,000	$6.44	June 28, 2010

2. **any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution."**

C. Disinterested Approval of Grants to Certain Officers

At the Meeting, disinterested Shareholders will be asked to consider, and if thought appropriate, approve and adopt an ordinary resolution for the grant of stock options for an aggregate of 475,000 Common Shares to certain officers of the Corporation, as follows:

Date of Grant	No. of Common Shares Reserved	Exercise Price per Share	Expiry Date
October 6, 2005	75,000	$6.25	October 6, 2010
February 28, 2006	400,000	$7.60	February 28, 2013

Shareholders are advised that the stock options for 400,000 Common Shares granted on February 28, 2006 were granted to Dr. Jan Johannson as an inducement of employment under Dr. Johannson's services contract with the Corporation, and Dr. Johannson's work with the Corporation has been vital to the advancement of the Corporation's science to date. Therefore, approval of these grants is important to the Corporation and its Shareholders.

In order to approve this ordinary resolution, a majority of the votes cast at the Meeting by disinterested Shareholders must be voted in favour of the resolution. For the purposes of this resolution, disinterested Shareholders are all Shareholders other than the optionholders to whom these options were granted and any associates of these persons. **Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of this ordinary resolution.**

The complete text of the ordinary resolution to be considered at the Meeting for approval, confirmation and adoption, with or without modification, is substantially as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1. **the granting of the following stock options be and is hereby ratified and approved:**

Date of Grant	No. of Options	Exercise Price per Share	Expiry Date
October 6, 2005	75,000	$6.25	October 6, 2010
February 28, 2005	400,000	$7.60	February 28, 2013

2. **any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution."**

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long-term compensation of the individuals who were, during the fiscal year ended April 30, 2006, the Chief Executive Officer, the Chief Financial Officer and the next five most highly compensated executive officers in each case whose salary plus bonus in the fiscal year ended April 30, 2006 was in excess of $150,000, (collectively the "**Named Executive Officers**"), for the financial years of the Corporation ending in 2006, 2005 and 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARS[1] Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
Donald J. McCaffrey	2006	194,305	87,500	Nil	150,000	Nil	Nil	Nil
President, CEO and	2005	182,400	65,520	Nil	Nil	Nil	Nil	Nil
Secretary	2004	120,000	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Jan Johansson	2006	148,794	Nil	Nil	400,000	Nil	Nil	Nil
Senior VP, Clinical	2005	157,278	Nil	Nil	200,000	Nil	Nil	Nil
Affairs	2004	20,831	Nil	Nil	200,000	Nil	Nil	Nil
Hiran Perera	2006	88,400	Nil	62,400 [3]	75,000	Nil	Nil	Nil
Former CFO [3]	2005	121,600	18,720	Nil	Nil	Nil	Nil	Nil
	2004	96,000	Nil	Nil	100,000	Nil	Nil	Nil

Notes:
(1) "**SAR**" or "**Stock Appreciation Right**" means a right, granted by the Corporation or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.
(2) "**LTIP**" or "**Long-term Incentive Plan**" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Mr. Perera resigned as CFO of the Corporation effective February 14, 2006. Mr. Perera was paid a retiring allowance recorded as "Other Annual Compensation".

Stock Option Plan

The purpose of the Corporation's stock option plan is to afford individuals who provide services to the Corporation or any of its subsidiaries or affiliates, including directors, officers, employees, or service providers ("**Participants**"), an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of, such individuals with the Corporation. **Shareholders are being asked to approve a revised stock option plan at the Meeting. For the revised plan, see "Matters to be Acted Upon at the Meeting – Approval of the Corporation's Stock Option Plan" above.** The Stock Option Plan is currently the Corporation's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation.

Option Grants During the Most Recently Completed Financial Year

The following table sets out information concerning grants of options during the financial year ended April 30, 2006 to the Named Executive Officers.

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[1]	Expiration Date
Donald J. McCaffrey President, CEO and Secretary	150,000 70,000	16.2%	$6.25 $7.25	$7.23 $7.25	October 6, 2010 March 7, 2011
Dr. Jan Johansson Senior VP, Clinical Affairs	400,000	29.5%	$7.60	$7.35	February 28, 2013
Hiran Perera Former CFO [3]	75,000	5.5%	$6.25	$7.23	March 13, 2006

Note:
(1) The total number of options granted during the twelve month period ended April 30, 2006 was 1,357,500.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end[1] Exercisable/Unexercisable
Donald J. McCaffrey President, CEO and Secretary	Nil	Nil	477,500 / 182,500	$2,165,275 / $28,125
Dr. Jan Johansson Senior VP, Clinical Affairs	Nil	Nil	400,000 / 400,000	$1,850,000 / Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end(1) Exercisable/Unexercisable
Hiran Perera Former CFO (2)	118,750	$683,000	Nil / Nil	Nil / Nil

Notes:

(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Toronto Stock Exchange on the last day the Common Shares traded prior to the most recent financial year-end, being April 28, 2006 ($6.50), less the exercise price of in-the-money stock options multiplied by the number of options.

(2) Mr. Perera resigned as CFO of the Corporation effective February 14, 2006.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Corporation did not have any long-term incentive plans in place during the most recently completed financial year.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to, or exercised by, the Named Executive Officers of the Corporation since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Corporation did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have in place any pension or retirement plan. Other than as described herein, the Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

At April 30, 2006, the Corporation had an executive employment agreement in place with the President and CEO of the Corporation, providing for an annual salary of $250,000 effective April 1, 2006. The President and CEO is eligible to receive bonuses as and when approved by the Compensation Committee and board of directors, and the agreement is reviewed annually by the Compensation Committee. In the event of (i) a change of control, (ii) a change in the President and CEO's responsibilities, (ii) the Corporation being in breach or in default of its obligations under the agreement, and (iii) for termination other than for cause, disability, death, and voluntary termination, the President and CEO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Corporation also entered into an executive employment agreement effective May 30, 2006 with the CFO of the Corporation, providing for an annual salary of $150,000 and 75,000 stock options. The CFO is eligible to receive bonuses as and when approved by the Compensation Committee and board of directors, and the agreement is reviewed annually by the Compensation Committee. In the event of a change of control, (ii) a change in the CFO's responsibilities, (ii) the Corporation being in breach or in default of its obligations under the agreement, and (iii) for termination other than for cause, disability,

death, and voluntary termination, the CFO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Corporation has entered into a consulting services agreement with Dr. Jan Johansson, Senior VP Clinical Affairs, that provides for annual compensation of US $162,500 and 800,000 stock options. The term of the agreement is four years, expiring April 2008, and is reviewed annually by the Compensation Committee.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which equalled less than $50,000 and 10 percent of the total of the annual salary and bonus for each individual.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation's most recently completed financial year.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Common Shares remaining available for issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by securityholders	1,690,479	**$2.06**	Nil
Equity compensation plans not approved by securityholders	1,205,721[(2)]	$6.85	Nil
Total	2,896,200	$4.05	Nil

Note:

(1) The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares of the Corporation.

(2) The Common Shares were allocated under stock options issued in excess of the allowable number under the Corporation's existing Plan and are to be ratified by Shareholders at the Meeting.

Compensation of Directors

The Corporation currently has five (5) directors, one (1) of whom is also an executive officer. In the most recently completed financial year, the Corporation paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

During the most recently completed financial year, the Corporation granted an aggregate of 225,000 options to purchase Common Shares to the independent directors of the Corporation. These options have an exercise price of $6.25/Common Share and expire October 6, 2010.

Named Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Named Executive Officers in their capacity as executive officers. See *"EXECUTIVE COMPENSATION – Summary Compensation Table".*

Directors' and Officers' Liability Insurance and Indemnification

The Corporation carries directors' and officers' liability and indemnification insurance with coverage of $2,000,000 effective December 1, 2005 with a renewal due on December 1, 2006.

REPORT ON EXECUTIVE COMPENSATION

Composition of Compensation Committee

The Corporation has a Compensation Committee which was comprised of Drs. Donald Rix (Chair) and William Cochrane and Mr. Wayne Chiu All current members of the Compensation Committee are independent directors.

Report on Executive Compensation

The Compensation Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid includes base salary and an annual cash bonus paid only if established performance targets are met. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and employees. Compensation levels of the Corporation's employees are reviewed annually following performance reviews by management.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Corporation. The Compensation Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria as set out above.

Submitted by the Compensation Committee:

Dr. Donald Rix (Chair)
Dr. William Cochrane
Wayne Chiu

PERFORMANCE GRAPH

The following graph illustrates the cumulative total shareholder return of a $100 investment in the Corporation's Common Shares, compared with the cumulative total return of the S&P/TSX Composite Index. The time frame selected for the following performance graph is from April 30, 2003 (on April 30, 2003 the two predecessor companies to the Corporation combined and became listed on the TSX Venture Exchange as a research and development issuer) to fiscal year end April 30, 2006. On January 17, 2005, Resverlogix Corp. graduated from TSX-V to TSX.


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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

General

The board of directors and senior management of the Corporation consider good corporate governance to be central to the effective operation of the Corporation and are committed to maintaining a high standard of corporate governance.

The board of directors has delegated primary responsibility for the development of certain governance practises and mechanisms to the Governance Committee. The Governance Committee's charter provides that the responsibilities of such committee include: (i) establishing and reviewing member characteristics for the board of directors; (ii) evaluating, identifying and recommending nominees to the board of directors; (iii) monitoring and reviewing the education and development of members of the board of directors; (iv) recommending directors to serve as committee members and chairs; (v) reviewing and developing corporate governance guidelines, policies and procedures for the board of directors; (vi) establishing and implementing evaluation processes for the board of directors, committees and chairs; (vii) establishing procedures for the engagement of independent counsel by a director; (viii) reviewing disclosure by the Corporation of matters within the committee's mandate; and (ix) reviewing and evaluating the committee's charter and efficacy.

During the past year there have been several changes to the guidelines for corporate governance and the corporate governance disclosure requirements. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "**National Instrument**") and National Policy 58-201 – *Corporate Governance Guidelines* (the "**National Policy**"), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of The Toronto Stock Exchange. Also, amendments were made to Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**").

The Board and the Corporation have devoted significant attention and resources to reviewing the Corporation's corporate governance practices and ensuring that the Corporation's system of corporate governance would meet applicable legal requirements. Of particular note, the board of directors adopted its board of directors Terms of Reference ("**Terms of Reference**") and a number of policies including policies related to insider trading, disclosure and the media, and a whistleblower policy, to assist the Corporation in maintaining a high standard of corporate governance. With input from the relevant committees, the board of directors also created the charters of all of its committees including the Audit Committee, the Governance Committee and the Compensation Committee.

The board of directors and the Corporation have instructed the Governance Committee to prepare Corporate Governance Guidelines (which will set out the responsibilities of the board of directors as a whole, the structure of the board of directors, the responsibilities of directors and other matters related to the operations of the board of directors) and a Code of Ethics and Business Conduct (which will be applicable to all directors, officers and employees of the Corporation). The Corporate Governance Guidelines and the Code of Ethics and Business Conduct have not been completed as at the date of this Management Information Circular. It is anticipated that both will be completed, approved and adopted by the board of directors prior to the completion of the Corporation's third quarter in 2007.

The board of directors and the Corporation has appointed Dr. William Cochrane as Chairman of the Board. It is anticipated that a position description will be created for the Chairman of the Board prior to the completion of the Corporation's third fiscal quarter in 2007. As the board of directors is comprised of a majority of independent directors, each of whom has significant experience in, and an understanding of the role and responsibilities of acting as a director, the independent directors believe that they collectively provide active and appropriate leadership amongst themselves with respect to a stewardship of the Corporation.

Set out below is a description of certain corporate governance practices of the Corporation.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The board of directors is currently comprised of five directors, each of whom is proposed for election at the Meeting. Pursuant to the Terms of Reference, the Board is responsible for assessing director independence. The board of directors has assessed the independence of each director in accordance with the National Instrument and MI 52-110. Following this assessment, the Board concluded that four of five directors (and therefore a majority of the directors), being Messrs. Chiu and Ward and Drs. Cochrane and Rix are independent. Mr. McCaffrey is not considered independent by virtue of Mr. McCaffrey's executive position with the Corporation.

The Corporation and the board of directors recognize the significant commitment involved in being a member of the board of directors. Accordingly, the instructions provided by the board of directors in respect of the preparation of the Corporate Governance Guidelines contemplate the development of rules regarding the requirement to notify the board of directors prior to serving on the board of directors of other publicly traded companies, limitations on the number of boards of other publicly traded companies on which a director may serve, limitations on the number of audit committees of other publicly traded companies on which members of the Audit Committee may serve and restrictions on the number of boards of other publicly traded companies on which two directors may serve together. The board of directors will be responsible for evaluating whether continued membership of the board of directors is appropriate and may consider exceptions to the limitations in certain circumstances.

Currently, the following directors serve on the boards of directors of other reporting issuers in Canada (or the equivalent in a foreign jurisdiction) as listed below. None of the directors serve together on the board of any other publicly traded entity.

Director	Public Company Board Membership
Donald J. McCaffrey	Amorfix Life Sciences Ltd.
Wayne Chiu	None
Whitney O. Ward	None
Dr. William A. Cochrane	Andrés Wines Ltd. Oncolytics Biotech Inc. Pheromone Sciences Corp.

Director	Public Company Board Membership
Dr. Donald Rix	QHR Technologies Inc. B.C. Advantage Funds (VCC) Ltd. Quest PharmaTech Inc. Protox Therapeutics Inc.

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Donald J. McCaffrey, the lone non-independent director, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held during the fiscal year ended April 30, 2006 and the attendance at such meetings is provided below:

		Committees		
	Board	**Audit**	**Governance (1)**	**Compensation**
Number of Meetings Held	4	2	Nil	1
Number of Meetings Attended				
Donald J. McCaffrey	4	--	--	--
Dr. William A. Cochrane	4	2	--	1
Dr. Donald Rix	4	--	--	1
Wayne Chiu	4	2	--	1
Whitney O. Ward	4	2	--	--

Note:
(1) The Committee and Board Terms of Reference, Disclosure & Media Policy, Insider Trading Policy and Whistleblower Policy were approved at a meeting of the full Board.

Board Mandate

The board of directors' primary responsibility is for the stewardship of the Corporation and the board of directors' fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the board of directors may also consider the legitimate interests which other stakeholders, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the board of directors in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

The board of directors discharges these responsibilities directly and through delegation of specific responsibilities to committees of the board of directors, and officers of the Corporation.

The Board Mandate is attached as Appendix B.

Position Descriptions

The board of directors has not yet developed formal written position descriptions for the Chair of any Board committee. Similarly, the Board and Chief Executive Officer have not yet developed a formal written position description for the Chief Executive Officer. It is anticipated that such position descriptions will be completed, approved and adopted by the board of directors prior to the completion of the Corporation's third fiscal quarter in 2007. The board of directors believes in a management team of the highest calibre and delegates specific duties and responsibilities to board committees and management and imposes certain limitations as to the authority of the committees and management including for

example discretionary spending limits within the annual capital expenditure budget. The Chief Executive Officer, together with senior management, is responsible for ensuring that the corporate objectives, developed annually with the Board, are met in order to enhance Shareholder value.

Orientation and Continuing Education

Each new director on the Board will be provided with a director's manual, which is updated on a regular basis. New Board members are expected to review and become familiar with its contents. The director's manual contains the board of directors Terms of Reference, committee terms of reference, other key corporate policies and other relevant corporate and Board information. Once completed, approved and adopted by the Board, the director's manual will also include the Corporate Governance Guidelines, the Code of Ethics and Business Conduct and the position descriptions of any officers and Committee Chairs.

The Corporation also provides directors with continuous opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted regularly, and typically include reviews of the competitive environment, the Corporation's performance relative to its peers, and any other developments that could materially affect the Corporation's business. In addition, the Board will be briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

Ethical Business Conduct

As disclosed above, the board of directors has instructed the Governance Committee to prepare a Code of Ethics and Business Conduct. The instructions provided by the board of directors require that the Code of Ethics and Business Conduct set out in detail the purpose, scope and application of the Code of Ethics and Business Conduct and outline general principles by which the Corporation is governed. The Corporation will appoint a Compliance Officer who will be responsible for communicating the Code of Ethics and Business Conduct to directors, officers and employees, administering the Code of Ethics and Business Conduct, handling inquiries and complaints, investigating violations, and reporting to the board of directors on matters related to the Code of Ethics and Business Conduct. Once completed, approved and adopted by the board of directors, the Code of Ethics and Business Conduct will be available on the Corporation's website and will be filed on and accessible through SEDAR at www.sedar.com.

The board of directors and the Audit Committee has also established a Whistleblower Policy to encourage employees, officers and directors to raise concerns regarding any matters, including accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.

In addition, in order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, all related party transactions are approved by the independent directors and all payments under related party transactions are approved by the Audit Committee.

Nomination of Directors

The responsibility for identifying new candidates for Board nomination has been delegated to the Governance and Nominating Committee. As of September 22, 2006, the Governance Committee is comprised of Messrs. Ward and McCaffrey and Dr. Rix, all of whom are independent directors with the exception of Mr. McCaffrey. For further information concerning the responsibilities, powers and operations of the Governance see above under "General". Since formation of the Governance Committee and approval of its terms of reference, the committee has not been required to formally identify new candidates for board nomination. If a vacancy occurs on the board of directors, the Governance Committee will, in consultation with the Chief Executive Officer, identify candidates who satisfy the skills and characteristics criteria and the long-term plan for the board of directors composition established by such committee. The Governance Committee will recommend such candidates to the Board for appointment to fill the vacancy.

Compensation

The board of directors has a Compensation Committee. As of September 22, 2006, the Compensation Committee is comprised of Drs. Rix & Cochrane and Mr. Chiu, all of whom are independent directors.

The Compensation Committee's role is to assist the board of directors in fulfilling its responsibilities relating to matters of human resources and compensation, including equity compensation, and to establish a plan of continuity and development for senior management of the Corporation. The Compensation Committee also reviews and recommends to the board of directors a comprehensive statement of compensation philosophy, strategy and principles for the Corporation's executives, and periodically evaluates the Corporation's compensation and benefits program in accordance with such statement. The Compensation Committee reviews and makes recommendations to the board of directors regarding all new executive employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives, and evaluates existing agreements with the Corporation's executives, including the Chief Executive Officer, and with the Corporation's directors.

Further information regarding the activities of the Compensation Committee is provided in the Report on Executive Compensation elsewhere in this Management Information Circular.

Other Board Committees

The board of directors has an Audit Committee comprised of three independent directors, being Messrs. Ward and Chiu and Dr. Cochrane. Certain information regarding the Corporation's audit committee that is required to be disclosed in accordance with MI 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended April 30, 2006 under the heading "Form 52-110F1 Audit Committee Information", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

Board Assessments

Beginning in fiscal 2007, the Governance Committee will undertake assessments annually of the board of directors, its committees and individual directors. The Governance Committee is responsible to and will propose to the Board criteria and an evaluation process to assess the effectiveness of the Board as a whole, each Committee and the contribution of individual directors, and make appropriate recommendations to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the board of directors and management of the Corporation, no director or executive officer of the Corporation or anyone who has held office as such since the beginning of the last financial year of the Corporation or of any associate or affiliate of any of the foregoing has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as otherwise disclosed herein (including that directors and executive officers of the Corporation may be granted options to acquire Common Shares pursuant to the Corporation's Stock Option Plan in respect of which amendments are proposed at the Meeting).

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the board of directors and management of the Corporation, no insider and none of the directors and executive officers of the Corporation, or associate or affiliate of any of the foregoing, has had an interest, direct or indirect, in any material transaction of the Corporation since the beginning of the Corporation's last financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation.

OTHER MATTERS

As of the date of this Management Information Circular, the board of directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents and the sending of this Management Information Circular have been approved by the Directors of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation's most recently completed financial year is provided in the Corporation's comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Corporation at 202, 279 Midpark Way SE, Calgary, Alberta, T2X 1M2, Attention: CFO, to obtain a copy of the Corporation's most recent financial statements and management discussion and analysis.

Dated September 22, 2006

APPENDIX A

RESVERLOGIX CORP.

STOCK OPTION PLAN

Implemented by Shareholder Resolutions on October 27, 2006.

ARTICLE 1 – PURPOSE OF THE PLAN

1.1 Purpose

The purpose of the Resverlogix Corp. Stock Option Plan is to provide an incentive to the employees, officers, directors and certain consultants of the Corporation and Related Entities to achieve the longer term objectives of the Corporation, to attract, retain and give suitable recognition of the ability and industry of such persons who contribute materially to the success of the Corporation, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

ARTICLE 2 – INTERPRETATION

2.1 Definitions

In this Plan:

"**Black Out Period**" means any period during which a policy of the Corporation prevents an Optionholder from exercising an Option.

"**Board**" means the board of directors of the Corporation.

"**Change of Control**" includes:

(a) the acquisition by any persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of Common Shares of the Corporation that, together with all other Common Shares of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

(b) an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(c) the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a Related Entity; or

(d) any other transaction that is deemed to be a "Change of Control" for the purposes of this Plan by the Board in its sole discretion.

"**Common Shares**" means, subject to the provisions of Section 4.8, the common shares of the Corporation.

"**Consultant**" means a person, other than an employee, officer or director of the Corporation or of a Related Entity, that:

(a) is engaged to provide services to the Corporation or a Related Entity, other than services provided in relation to a "distribution" (as defined in the Securities Act);

(b) provides the services under a written contract with the Corporation or a Related Entity; and

(c) spends or will spend an initial, renewal or extended period of 12 months or more on the affairs and business of the Corporation or a Related Entity,

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

"**Control**" by a person over a second person means the power to direct, directly or indirectly, the management and policies of the second person by virtue of:

(a) ownership of or direction over voting securities in the second person;

(b) a written agreement or indenture;

(c) being or Controlling the general partner of the second person; or

(d) being a trustee of the second person.

"**Corporation**" means Resverlogix Corp. and any successor corporation thereto.

"**Date of Termination**" means the actual date of termination of (i) the office of the Optionholder, (ii) the employment of the Optionholder or (iii) the provision of services by an Optionholder, as applicable, and does not include any period during which the Optionholder is in receipt of or is eligible to receive any statutory, contractual or common law notice or compensation in lieu thereof or severance payments following the actual date of termination or resignation; provided that if the Optionholder holds more than one position with the Corporation, it shall refer to the actual date of the last position held.

"**Eligible Person**" means any employee, officer, director or Consultant of the Corporation or any Related Entity.

"**Exercise Price**" means the price per share at which Common Shares may be subscribed for by an Optionholder pursuant to a particular Option Agreement.

"**Expiry Date**" means the date on which an Option expires pursuant to the Option Agreement relating to that Option or, if such date occurs during a Black Out Period, the date determined pursuant to Section 4.4.

"**Grant Date**" means the date on which an Option is to be granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option.

"**Insider**" has the meaning given to that term in the Securities Act and also includes associates and affiliates of the insider, but does not include directors or senior officers of a subsidiary or affiliate of the Corporation unless such director or senior officer:

(a) in the ordinary course receives or has access to information as material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

(b) is a director or senior officer of a "major subsidiary" of the Corporation (where "major subsidiary" has the meaning given to that term in National Instrument 55-101 – *Insider Reporting Exemptions*); or

(c) is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate.

For the purpose of this definition, the term "associate" has the meaning ascribed to it in the *Business Corporations Act* (Alberta) and "affiliate" and "subsidiary" have the meanings ascribed to them, respectively, in the Securities Act.

"**Market Price**" of a Common Share has the meaning set out in Section 4.2.

"**NI 45-106**" means National Instrument 45-106 – *Prospectus and Registration Exemptions.*

"**Notice of Exercise**" means a notice, substantially in the form of the notice set out in Schedule B, or in such other form as approved by the Board, from an Optionholder to the Corporation giving notice of the exercise or partial exercise of an Option previously granted to the Optionholder.

"**Option**" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan.

"**Option Agreement**" means an agreement, substantially in the form of the agreement set out in Schedule A to this Plan or in such other form as approved by the Board, between the Corporation and an Eligible Person setting out the terms of an Option granted to the Eligible Person.

"**Optioned Shares**" means the Common Shares that may be subscribed for by an Optionholder pursuant to an Option Agreement.

"**Optionholder**" means an Eligible Person to whom an Option has been granted.

"**Permitted Assigns**" has the meaning ascribed to that term in section 2.22 of NI 45-106.

"**Plan**" means this stock option plan, as amended from time to time.

"**Related Entity**" means, for the Corporation, a person that Controls or is Controlled by the Corporation or that is Controlled by the same person that controls the Corporation.

"**Securities Act**" means the *Securities Act* (Alberta).

"**Security Based Compensation Arrangement**" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation, including a share purchase from treasury that is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.2 Extended Meanings

In this Plan, words importing the singular number only include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and unlimited partnerships, associations, trusts, incorporated organizations, joint ventures and governmental authorities.

2.3 Legislative References

In this Plan, a reference to any statute, regulation, national instrument or other legislation is to that legislation as now enacted or as the same may from time to time be amended, re-enacted or replaced.

ARTICLE 3 – GRANT OF OPTIONS

3.1 Authority of Board

Subject to the limitations of the Plan, the Board has the authority:

(a) to determine which Eligible Persons are to be granted Options and to grant Options to those Eligible Persons;

(b) to determine the terms of such Options; and

(c) to prescribe the form of Option Agreement and Notice of Exercise with respect to a particular Option, if other than substantially as set forth in Schedules A and B to this Plan.

3.2 Eligibility

Options may be granted by the Board to any Eligible Person, subject to the limitations set forth in Section 3.4, prior to his or her Date of Termination.

3.3 Maximum Shares

(a) The maximum number of Common Shares that may be issued pursuant to Options granted under the Plan is 10% of the issued and outstanding Common Shares of the Corporation, as calculated on the relevant Grant Date, subject to adjustment as provided in Section 4.8.

(b) Any Common Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option. No fractional Common Shares may be issued under the Plan.

(c) Upon the partial or full exercise of an Option, the number of Common Shares issued upon such exercise automatically become available to be made the subject of a new Option, provided that the total number of Common Shares reserved for issuance under the Plan does not exceed 10% of the issued and outstanding Common Shares of the Corporation.

3.4 Limits

(a) The number of Common Shares issuable to Insiders in aggregate, at any time, pursuant to the Plan and any other Securities Based Compensation Arrangement cannot exceed 10% of the issued and outstanding Common Shares.

(b) The number of Common Shares issued to Insiders in aggregate, within any one year period under the Plan and any other Securities Based Compensation Arrangement, cannot exceed 10% of the issued and outstanding Common Shares.

(c) The number of Options that may be granted to an Eligible Person, within any one year period, under the Plan and any other Securities Based Compensation Arrangement, cannot exceed 5% of the issued and outstanding Common Shares of the Corporation, with the exception of a Consultant, who may not receive grants of more than 2% of the issued and outstanding Common Shares of the Corporation at the time of grant.

ARTICLE 4 – TERMS OF OPTIONS

4.1 Option Agreement

As soon as practicable following the grant of an Option, the Corporation will deliver to the Optionholder an Option Agreement dated the Grant Date, containing the terms of the Option and executed by the Corporation, and upon delivery to the Corporation of the Option Agreement executed by the Optionholder such Optionholder will be a participant in the Plan and have the right to purchase the Optioned Shares on the terms set out in the Option Agreement and the Plan.

4.2 Exercise Price

The Exercise Price of Common Shares subject to an Option will be determined by the Board at the time of grant and will not be less than the market price (the "**Market Price**") of the Common Shares at the Grant Date, calculated as the volume weighted average trading price of the Common Shares on the principal stock exchange on which the Common Shares are trading for the five trading days immediately preceding the Grant Date rounded up to the nearest cent or, if the Common Shares are not listed on a stock exchange, the fair market value of a Common Share on the day immediately preceding the Grant Date as determined by the Board.

4.3 Vesting

An Option may be granted subject to vesting conditions and requirements as determined by the Board, provided, however, that in no event can any Option be exercisable following ten years from its Grant Date. Any vesting requirements will be determined at the time the Option is granted and will be set out in the Option Agreement.

4.4 Black Out Periods

If the date on which an Option expires pursuant to an Option Agreement occurs during or within 10 days after the last day of a Black Out Period, the Expiry Date for the Option will be the last day of such 10-day period.

4.5 Early Expiry

(a) Unless otherwise determined by the Board, an Option will expire before its Expiry Date in the following events and manner:

  (i) if an Optionholder dies, only the portion of the Option that is exercisable at the date of death of the Optionholder may be exercised by the personal representatives of the Optionholder during the period ending one year after the death of the Optionholder, after which period all Options terminate;

  (ii) if an Optionholder ceases to be an employee, director or officer of the Corporation or of any Related Entity, or an Optionholder's contract as a Consultant terminates, only the portion of the Option that is exercisable at the date that the Optionholder ceases to be an employee, director, officer or Consultant of the Corporation or of the Related Entity may be exercised by the Optionholder during the period ending 30 calendar days after such date, after which period all Options terminate; and

  (iii) if an Optionholder attains the mandatory retirement age established by the Corporation from time to time or an Optionholder's employment or service ceases due to permanent disability, only the portion of the Option that is exercisable at the date of retirement or cessation may be exercised by the Optionholder during the period ending 30 calendar days after the date of retirement or cessation, after which period all Options terminate, subject in all cases to the earlier expiration of an Option on its applicable Expiry Date.

(b) Notwithstanding the provisions of Section 4.5(a), the Board may, in its discretion, at any time prior to or following any event contemplated in Section 4.5(a), permit the exercise of any or all Options held by an Optionholder in the manner and on the terms authorized by the Board, provided that the Board will not, in any case, authorize the exercise of an Option after its applicable Expiry Date.

(c) In the event an Option expires before its Expiry Date under Section 4.5(a), the unexercisable portion of the Option shall automatically terminate upon the date of early expiry and in no

circumstances shall the Optionholder have any rights in such unexercisable portion of the Option, including termination of position without cause.

4.6 Assignment

An Optionholder may assign Options to a Permitted Assign of the Optionholder, provided that if the Permitted Assign is Controlled by the Optionholder, such Options will expire immediately upon the Permitted Assign ceasing to be Controlled by the Optionholder. Subject to the foregoing and except as provided in Section 4.5(a)(i), an Option may be exercised only by the Optionholder and is not assignable in law or in equity, and any purported assignment is void and of no force and effect whatsoever.

4.7 Participation

(a) Participation in this Plan will be entirely voluntary and any decision not to participate will not affect an Eligible Person's employment or other relationship with the Corporation or any Related Entity.

(b) Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as an employee, officer, director or Consultant of the Corporation or any Related Entity.

(c) An Optionholder will only have rights as a shareholder of the Corporation with respect to Common Shares that the Optionholder acquires through the exercise of an Option in accordance with its terms.

4.8 Adjustments to Shares

(a) The number of Common Shares delivered to an Optionholder upon exercise of an Option must be adjusted in the following events and manner, subject to the right of the Board to make such additional or other adjustments as it considers appropriate in the circumstances:

(i) upon a subdivision of the Common Shares into a greater number of Common Shares, a consolidation of the Common Shares into a lesser number of Common Shares or the issue of a stock dividend to holders of the Common Shares (other than dividends in the ordinary course), the number of Common Shares authorized to be issued under the Plan, the number of Common Shares receivable on the exercise of an Option and the Exercise Price thereof will be increased or reduced proportionately and the Corporation will deliver upon the exercise of an Option, in addition to or in lieu of the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such greater or lesser number of Common Shares as results from the subdivision, consolidation or stock dividend;

(ii) upon the distribution by the Corporation to holders of the Common Shares of shares of any class (whether of the Corporation or another corporation, but other than Common Shares), rights, options or warrants, evidences of indebtedness or cash (other than dividends in the ordinary course), other securities or other assets, the Corporation will deliver upon exercise of an Option, in addition to the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such other securities, evidence of indebtedness or assets as result from such distribution; and

(iii) upon a capital reorganization, reclassification or change of the Common Shares, a consolidation, merger, amalgamation, arrangement or other form of corporate reorganization or combination of the Corporation with another corporation or a sale, lease or exchange of all or substantially all of the assets of the Corporation, the Corporation will deliver upon exercise of an Option, in lieu of the Optioned Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or assets as result from such event.

The purpose of such adjustments is to ensure that any Optionholder exercising an Option after any such event will be in the same position as such Optionholder would have been in if he or she had exercised the Option prior to such event.

(b) Notwithstanding any other provision herein, in the event of a proposed Change of Control, the Board may, as deemed necessary or equitable by the Board in its sole discretion, determine the manner in which all unexercised Options granted under the Plan will be treated including, for example, requiring the acceleration (conditionally or otherwise) of the time for the exercise of such Options by the Optionholder and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board under this Section will be binding for all purposes of the Plan. If the Board elects to accelerate (conditionally or otherwise) the vesting of any or all outstanding Options immediately prior to the completion of any such transaction, it may also determine that all such outstanding Options will be purchased by the Corporation or a Related Entity for an amount per Option equal to the "Transaction Price" (as defined below), less the applicable Exercise Price (except that where the Exercise Price exceeds the Transaction Price, the amount per Option for such Options will be $0.01), as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the Board may determine. For purposes of this paragraph, "**Transaction Price**" means the fair market value of a Common Share based on the consideration payable in the applicable transaction as determined by the Board.

(c) If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Common Shares of the Corporation is made by a third party, the Corporation will use its best efforts to bring such offer to the attention of the Optionholder as soon as practicable.

(d) An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative.

(e) The Corporation will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled.

(f) Except as expressly provided in this Section 4.8 or as determined by the Board, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to, the number of Common Shares that may be acquired on the exercise of any outstanding Option or the Exercise Price of any outstanding Option.

ARTICLE 5 – EXERCISE OF OPTIONS

5.1 Manner of Exercise

An Optionholder (or the personal representatives of a deceased Optionholder) who wishes to exercise an Option may do so by delivering the following to the Corporation on or before the Expiry Date of the Option

(a) a completed Notice of Exercise; and

(b) subject to the provisions of Section 5.2, a cheque (which needs not be a certified cheque) or bank draft payable to the Corporation for the aggregate Exercise Price for the Optioned Shares being acquired. If the Optionholder is deceased, the personal representatives of the Optionholder must also deliver to the Corporation evidence of their status. An Option may not be exercised for less than 100 Optioned Shares at any one time, except where a smaller number of Optioned Shares remains exercisable pursuant to an Option, in which case the Option may be exercised for such smaller number at one time.

5.2 Delivery of Share Certificate

Not later than five business days after receipt of the Notice of Exercise and payment in full for the Optioned Shares being acquired as provided in Section 5.1, the Corporation will direct its transfer agent to issue a certificate in the name of the Optionholder (or, if deceased, the Optionholder's estate) for the number of Optioned Shares purchased by the Optionholder (or the Optionholder's estate), which will be issued as fully paid and non-assessable Common Shares. In such event, the number of Common Shares as so determined (and not the number of Optioned Shares to be issued under the Option) will be deemed to be issued under the Plan.

5.3 Withholding

The Corporation will withhold taxes to the extent required by applicable law in respect of any amounts under this Plan.

ARTICLE 6 – ADMINISTRATION

6.1 Administration

(a) The Plan will be administered by the Board or, if determined by the Board, by the Board with the assistance of a compensation committee of the Board consisting of not less than three directors.

(b) The Board has the authority to interpret the Plan, to adapt, amend, rescind and waive rules and regulations to govern the administration of the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Corporation and all other affected persons.

6.2 Amendment and Termination

(a) The board of directors may, at any time and from time to time, suspend or terminate the Plan or amend any of its provisions, provided that no such suspension, termination or amendment may be made without:

(i) obtaining any required approval of any regulatory authority or stock exchange; and

(ii) obtaining the consent or deemed consent of the relevant Optionholder in the event that such amendment materially prejudices the rights of any Optionholder under any option previously granted to the Optionholder.

(b) Without limiting the generality of paragraph (a) above, the board of directors may, without approval of shareholders, make amendments to the Plan for any of the following purposes:

(i) changing the eligibility for and limitations on participation in the Plan;

(ii) changing the terms on which Options may be granted and exercised including, without limitation, the provisions relating to Exercise Price, vesting, expiry, assignment and the adjustments to be made pursuant to Section 4.8;

(iii) making any addition to or deletion or alteration of the provisions of the Plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange or that are reasonably necessary to allow Optionholders to receive fair and favourable tax treatment under relevant tax legislation;

(iv) correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

(v) changing the provisions relating to the administration of the Plan; provided that if any such amendment would lead to a significant or unreasonable dilution of the outstanding Common Shares or provide additional material benefits to Insiders, approval of the holders of the outstanding Common Shares must be obtained.

(c) Under the Plan, the board of directors may, at any time and from time to time, without the approval of shareholders, amend any term of any outstanding Option (including, without limitation, the Exercise Price, vesting and Expiry Date of the Option), provided that:

(i) any required approval of any regulatory authority or stock exchange is obtained;

(ii) the board of directors would have had the authority to initially grant the Option under the terms as so amended; and

(iii) the consent or deemed consent of the Optionholder is obtained if the amendment would materially prejudice the rights of the Optionholder under the option.

6.3 Compliance with Laws and Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Corporation's obligation to issue Common Shares on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any regulatory authority or stock exchange on which the securities of the Corporation are listed. No Option will be granted and no Common Shares will be issued under the Plan where such grant or issue would require registration of the Plan or of such Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue of Common Shares in violation of this provision will be void. Common Shares issued to Optionholders pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

SCHEDULE A
TO THE STOCK OPTION PLAN OF THE CORPORATION

FORM OF OPTION AGREEMENT

RESVERLOGIX CORP.

STOCK OPTION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between Resverlogix Corp. (the "**Corporation**") and the Optionholder named below pursuant to the Resverlogix Corp. Stock Option Plan (the "**Plan**") and confirms that:

(a) on ______________________________ (the "**Grant Date**");

(b) __________________________________ (the "**Optionholder**");

(c) was granted an option to purchase _______________________________________ Common Shares (the "**Optioned Shares**") of the Corporation;

(d) at a price (the "**Exercise Price**") of $ _____________ per Common Share; and

(e) for a term expiring at 4:30 p.m., MST time, on ________________________ (the "**Expiry Date**");

all on the terms set out in the Plan. By signing this agreement, the Optionholder acknowledges that he or she has read and understands the Plan and accepts the Options in accordance with the terms of the Plan.

IN WITNESS WHEREOF the Corporation and the Optionholder have executed this Option Agreement as of •, 200•.

RESVERLOGIX CORP.

Per: _______________________________

____
Name of Optionholder

____
Signature of Optionholder

35003

FORM OF NOTICE OF EXERCISE

RESVERLOGIX CORP.

STOCK OPTION PLAN
NOTICE OF EXERCISE

TO: **Resverlogix Corp.**
Suite 202
279 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Attention: Chief Financial Officer

Reference is made to the Option Agreement made as of____________________ 200•, between Resverlogix Corp. (the "**Corporation**") and the Optionholder named below. The Optionholder hereby exercises the Option to purchase Common Shares of the Corporation as follows:

Number of Optioned Shares for which Option being exercised:	•
Exercise Price per Common Share:	$•
Total Exercise Price (in the form of a cheque which need not be a certified cheque or bank draft tendered with this Notice of Exercise):	$•
Name of Optionholder as it is to appear on share Certificate	•
Address of Optionholder as it is to appear on the register of Shares of the Corporation **[and to which a certificate representing the Shares being purchased is to be delivered]**:	______________________________ ______________________________ ______________________________

Dated ____________________________

____
Name of Optionholder

____
Signature of Optionholder

APPENDIX B

Board of Directors Terms of Reference

The board of directors (the "Board") of Resverlogix Corp. ("Resverlogix") is responsible for overseeing the conduct of the business of Resverlogix and the activities of management, who are responsible for the day-to-day conduct of the business.

1. Composition and Operation

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains responsibility for managing its own affairs, including selecting its chair, planning its composition and size, nominating candidates for election to the Board, constituting committees of the Board, determining director compensation, and assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities. Subject to the articles and by-laws of Resverlogix and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

2. Responsibilities

The Board's primary responsibility is for the stewardship of Resverlogix and the Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that Resverlogix meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board may also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Resverlogix. In broad terms, the stewardship of Resverlogix involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

3. Specific Duties

The Board's specific duties, obligations and responsibilities fall into the categories outlined below.

(a) Legal Requirements

(i) The Board has oversight responsibility for Resverlogix's satisfaction of its legal obligations and for properly preparing, approving and maintaining Resverlogix's documents and records.

(ii) The Board has the statutory obligation to:

A. manage, or supervise the management of, the business and affairs of Resverlogix;

B. act honestly and in good faith with a view to the best interests of Resverlogix;

C. exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D. act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, Resverlogix's articles and by-laws, and other relevant legislation and regulations.

(iii) The Board has the statutory obligation to consider as a board of directors, and may not delegate to management or to a committee of directors, certain matters including but not limited to the following matters:

A. submission to the shareholders of any question or matter requiring the approval of the shareholders;

B. filling a vacancy among the directors or in the office of auditor;

C. appointing additional directors;

D. issuing securities, including granting of options, except in the manner and on the terms authorized by the Board;

E. declaring dividends;

F. purchasing, redeeming or otherwise acquiring shares issued by Resverlogix, except in the manner and on the terms authorized by the Board;

G. paying a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Resverlogix from Resverlogix or from any other person, or procuring or agreeing to procure purchasers for shares of Resverlogix;

H. approving any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Resverlogix;

I. approving any take over bid circular or directors' circular;

J. approving any annual or interim financial statements of Resverlogix;

K. approving the Annual Information Form of Resverlogix; and

L. adopting, amending or repealing by-laws.

(b) Independence

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

(c) Strategy Determination

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Resverlogix and participating with management directly or through its committees in approving the mission of Resverlogix and the strategic plan by which Resverlogix proposes to achieve its goals including:

A. adopting a strategic planning process and reviewing and approving annually a corporate strategic plan and vision which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis;

B. reviewing and approving management's strategic and operational plans to ensure they are consistent with the corporate vision; and

C. monitoring performance against both short-term and long-term strategic plans and annual performance objectives.

(d) Managing Risk

The Board is responsible for understanding the principal risks of the business in which Resverlogix is engaged, and reviewing whether Resverlogix achieves a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Resverlogix.

(e) Appointment, Training and Monitoring Senior Management

The Board is responsible for:

A. appointing the chief executive officer of Resverlogix (the "CEO"), monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties;

B. approving or developing the corporate objectives that the CEO is responsible for meeting and assessing the CEO against those objectives;

C. approving the appointment and remuneration of all officers of Resverlogix; and

D. confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

(f) Corporate Social Responsibility, Ethics and Integrity

The Board is responsible for:

A. taking all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfying itself that the CEO and management create a culture of integrity throughout the organization;

B. approving Resverlogix's ethics policy; and

C. monitoring compliance with Resverlogix's ethics policy and grant and disclose, or decline, any waivers of the ethics policy for officers and directors.

(g) Reporting and Communication

The Board is responsible for:

A. verifying that Resverlogix has in place policies and programs to enable Resverlogix to communicate effectively with its shareholders, other stakeholders and the public generally;

B. verifying that the financial performance of Resverlogix is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

C. verifying that Resverlogix's financial results are reported fairly and in accordance with generally accepted accounting principles;

D. verifying the timely reporting of any other developments that have a significant and material effect on the value of Resverlogix;

E. reporting annually to shareholders on the Board's stewardship of the affairs of Resverlogix for the preceding year; and

F. adopting measures for receiving feedback from stakeholders and ensuring appropriate disclosures of the measures are made.

(h) Financial Reporting and Management

The Board will:

A. approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

B. approve annual operating and capital budgets;

C. satisfying itself that management has an appropriate system in place to ensure the integrity of internal control and management information systems, and reviewing the effectiveness of internal control procedures annually;

D. confirming that Resverlogix has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

E. reviewing operating and financial performance results relative to established strategy, budgets and objectives and revising and altering its direction through management in response to changing circumstances; and

F. approving significant changes in accounting practices or policies.

(i) Monitoring and Acting

The Board is responsible for:

A. ensuring that Resverlogix operates at all times within applicable laws and regulations to the highest ethical and moral standards;

B. approving and monitoring compliance with the significant policies and procedures by which Resverlogix is operated;

C. ensuring that Resverlogix sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

D. ensuring that Resverlogix has in place appropriate programs and policies for the health and safety of its employees in the workplace;

E. reviewing and considering for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy;

F. taking action when Resverlogix's performance falls short of its goals and objectives or when other special circumstances warrant; and

G. approving individual director mandates that establish the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

(j) Outside Consultants or Advisors

At Resverlogix's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.

(k) Review of the Board Terms of Reference

The Board shall assess the adequacy of these Terms of Reference annually and shall make any changes deemed necessary or appropriate.

(l) Other

The Board may perform any other activities consistent with these terms of reference, Resverlogix's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

RESVERLOGIX CORP.
INSTRUMENT OF PROXY

Proxy Solicited by Management for the Annual & Special Meeting of Resverlogix Corp. to be held on Friday, October 27, 2006

The undersigned, being a holder of Common Shares (the "Common Shares") of Resverlogix Corp. (the "Corporation"), hereby appoints **Donald J. McCaffrey** or, instead of him, **Kelly McNeill**, or instead of either of them, ____________________ ______, as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote (with all the power which the undersigned would possess according to the number of votes which the undersigned would be entitled to cast if personally present) at the Annual & Special Meeting (the "Meeting") of the Corporation to be held at 9:30 a.m., Calgary time, on Friday, October 27, 2006 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta and at any adjournment thereof, and at every poll which may take place in consequence thereof upon the matters that may come before the Meeting and without restricting the general authorization and power hereby given, to vote at the Meeting as specifically directed below:

1. FOR _____ AGAINST ______
   setting the number of directors to be elected at the Meeting at five (5).

2. FOR _____ WITHHOLD VOTE ______
   the election of the directors for the ensuing year as described in the accompanying Management Information Circular.

3. FOR _____ WITHHOLD VOTE ______
   the re-appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation and authorizing the directors to fix the remuneration to be paid to the auditors.

4. FOR _____ AGAINST ______
   the ordinary resolution as more particularly set forth in the Management Information Circular approving the amendments to the stock option plan of the Corporation.

5. FOR _____ AGAINST ______
   the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 445,000 stock options of the Corporation to directors.

6. FOR _____ AGAINST ______
   the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 647,500 stock options of the Corporation to certain employees and consultants.

7. FOR _____ AGAINST ______
   the ordinary resolution as more particularly set forth in the Management Information Circular, which ordinary resolution must be approved by disinterested shareholders, ratifying and approving grants of an aggregate of 475,000 stock options of the Corporation to certain officers.

In the absence of any specification above, the said appointees shall be deemed to have been granted authority to vote the Shares represented by this Proxy in favour of the aforementioned resolutions.

A Shareholder may appoint as his proxy a person (who need not be a Shareholder) other than those named in this form of Proxy. A Shareholder wishing to appoint another person to attend and act on his behalf at the Meeting may do so by filling in the name of that person in the blank space in this Proxy form following the name of persons listed as proxy hereon or by completing another appropriate form of proxy.

A Shareholder who has submitted a proxy for the Meeting may revoke it at any time before it is voted at the Meeting.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ___ day of ____________, 2006.

____
(Signature of Shareholder)

____
(Name of Shareholder)

____
(Number of Common Shares held)

The management of the Corporation knows of no amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Annual & Special Meeting that accompanies this Instrument of Proxy. However, if any such amendment, variation or other matter properly comes before the Meeting this proxy confers discretionary authority upon the Shareholder's proxy holder to vote on such amendment, variation or other such matter in accordance with his best judgment.

NOTES:

1. This Instrument of Proxy must be executed by the Shareholder, or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, or the like, should so indicate and give their full title as such.

2. This Instrument of Proxy must be dated and signed exactly as the shares are registered. The duly completed Instrument of Proxy must be delivered to the office of Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, or by fax at 403-233-2857, not less than 48 hours, excluding Saturdays and holidays, before the time fixed for holding the Meeting or any adjournment thereof.